

December 12, 2012

Robert E. Cauley
Chairman and Chief Executive Officer
Orchid Island Capital, Inc.
3305 Flamingo Drive
Vero Beach, Florida 32963

> **Re: Orchid Island Capital, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed November 28, 2012**
> **File No. 333-184538**

Dear Mr. Cauley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 in our letter dated November 14, 2012. We have referred your analysis to the Division of Investment Managements and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Prospectus Summary, page 1

Our Portfolio, page 7

2.   We note your response to comment 8 in our letter dated November 14, 2012. Please confirm to us (and revise the prospectus as applicable) that your average cost of funds calculation includes not only the interest cost of your borrowings but also the costs of related hedging activities.

Selected Financial Data, page 61

Core Earnings, page 62

3. Please disclose how the unrealized loss adjustment currently presented within your reconciliation of core earnings ties to your income statement for all periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 75

4. We note your response to comment 15 in our letter dated November 14, 2012. Given the significant variances in your average balances for both MBS securities and related repurchase agreements, and considering that your results of operations qualitatively discusses the rate and volume impacts to interest income and interest expense, we believe it is beneficial for you to quantify the impact of changes to interest income and expense attributable to changes in rate and volume. Please amend to provide such information.

Underwriting, page 158

5. We note your revised disclosure regarding payments to KMAC and Mr. Bitting. Please tell us why the time period addressed is limited to 180 days. In addition, it is not clear why the payments to KMAC are disclosed. Please revise to clarify if KMAC is a related party or an affiliate of an underwriter.

Draft Tax Opinion

6. We note your revised risk factor and tax section disclosure that your REIT status depends on Bimini's REIT status since your inception. Please explain to us how the draft tax opinion adequately covers Bimini's REIT status for the period since your inception.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: S. Gregory Cope, Esq.